Exhibit 99.1

Mercurity Fintech Holding Inc. Highlights Growing Institutional Ownership, Reinforcing Growth Strategy.

New York, February 27, 2025 — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, today announced an increase in institutional ownership, as reflected in recent SEC 13F filings, reinforcing MFH’s position as a vertically integrated innovator at the intersection of finance and technology.

The latest ownership reports reveal a diverse group of institutional investors that have acquired stakes in MFH, including asset managers and financial services firms: BlackRock, Inc., Millennium Management LLC, Qube Research & Technologies Ltd, Goldman Sachs Group Inc., Point 72 Asia, UBS Group AG and more. These filings do not specify investment intent or future trading activity.

“We are encouraged by the institutional community’s interest in MFH’s strategic priorities,” said Shi Qiu, CEO of Mercurity Fintech Holding Inc. “As financial institutions and enterprises prioritize regulatory-compliant blockchain integration, and licensed financial services— offers a balanced platform for scalable growth. With continued engagement from institutional investors demonstrating engagement, MFH is well-positioned to continue executing its growth strategy, strengthening our market position, and advancing commitment to financial technology innovation.”

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. is a digital fintech company with subsidiaries specializing in distributed computing, business consulting and financial brokerage business. Our dedication to compliance, innovation, and operational excellence ensures that we remain a trusted partner in the rapidly transforming digital financial landscape. For more information, please visit the Company’s website at https://mercurityfintech.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com